UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2015

Commission File No. 000-55135

POET TECHNOLOGIES INC.

(Translation of registrant’s name into English)

121 Richmond Street West, Suite 501

Toronto, Ontario, M5H 2K1, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT LIST

Exhibit No.	Description

99.1	Material Change Report dated August 12, 2012 with News Release attached as Schedule A

99.2	Unaudited Consolidated Financial Statements for the Six Months ended June 30, 2015

99.3	Management’s Discussion and Analysis for the Six Months ended June 30, 2015

99.4	Certification of Interim Filings (Form 52-109FV2) by Suresh Venkatesan, Chief Executive Officer

99.5	Certification of Interim Filings (Form 52-109FV2) by Kevin Barnes, Chief Financial Officer

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2015	POET Technologies Inc.

	By:	/s/ Michel J. Lafrance
	Name:	Michel J. Lafrance
	Title:	Secretary

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